                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One):

              (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the fiscal year ended December 31, 1993

                                      OR

              (  )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the transition period from _______ to _______



Commission File No. 1-2700


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         El Paso Natural Gas Company Retirement Savings Plan (herein referred to as the "Plan")


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         El Paso Natural Gas Company (herein referred to as the "Company") One Paul Kayser Center
         100 North Stanton
         El Paso, Texas  79901

                              REQUIRED INFORMATION


Item 4.

                Financial Statements and Exhibits

                (a) Financial Statements and Supplemental Schedules for the Year Ended December 31, 1993 and the Six Months Ended December 31, 1992:

                Report of Independent Accountants

                Financial Statements:

                       Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1993

                       Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1992

                       Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended December 31, 1993

                       Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Six Months Ended December 31, 1992

                       Notes to Financial Statements

                Supplemental Schedules:

                       Schedule I
                            Schedule of Assets Held for Investment Purposes as of December 31, 1993

                       Schedule II
                            Schedule of Reportable Transactions for the Year Ended December 31, 1993

                (b)    Exhibits:

                       Consent of Coopers & Lybrand

                  INDEX OF FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements and Supplemental Schedules for the Year Ended
      December 31, 1993 and the Six Months Ended December 31, 1992:

      Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2

      Financial Statements:

            Statement of Net Assets Available for Plan Benefits with Fund Information
                 as of December 31, 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3

            Statement of Net Assets Available for Plan Benefits with Fund Information
                 as of December 31, 1992  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4

            Statement of Changes in Net Assets Available for Plan Benefits with Fund
                 Information for the year ended December 31, 1993   . . . . . . . . . . . . . . . .       5

            Statement of Changes in Net Assets Available for Plan Benefits with Fund
                 Information for the six months ended December 31, 1992   . . . . . . . . . . . . .       6

            Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7

      Supplemental Schedules:

            Schedule I - Schedule of Assets Held for Investment Purposes as of
                 December 31, 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      16

            Schedule II - Schedule of Reportable Transactions
                 for the year ended December 31, 1993   . . . . . . . . . . . . . . . . . . . . . .      19

(b)     Exhibits:
            Consent of Coopers & Lybrand  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      20

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        El Paso Natural Gas Company
                                        Retirement Savings Plan



                                        By    /s/ H. BRENT AUSTIN
                                               H. Brent Austin
                                           Senior Vice President and
                                            Chief Financial Officer




Date:  June 27, 1994

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN



                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                     AND REPORT OF INDEPENDENT ACCOUNTANTS

                           December 31, 1993 and 1992

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN



                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                     AND REPORT OF INDEPENDENT ACCOUNTANTS



                                     INDEX

                                                                                                       Page
                                                                                                       ----
Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2

Financial Statements:
      Statement of Net Assets Available for Plan Benefits with Fund Information
           as of December 31, 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3
      Statement of Net Assets Available for Plan Benefits with Fund Information
           as of December 31, 1992  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4

      Statement of Changes in Net Assets Available for Plan Benefits with Fund
           Information for the year ended December 31, 1993   . . . . . . . . . . . . . . . . . .         5
      Statement of Changes in Net Assets Available for Plan Benefits with Fund
           Information for the six months ended December 31, 1992   . . . . . . . . . . . . . . .         6

      Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7

Supplemental Schedules:

      Schedule I - Schedule of Assets Held for Investment Purposes as of
           December 31, 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        16

      Schedule II - Schedule of Reportable Transactions
           for the year ended December 31, 1993   . . . . . . . . . . . . . . . . . . . . . . . .        19

(COOPERS & LYBRAND LOGO)


                      REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
El Paso Natural Gas Company

We have audited the the financial statements of the El Paso Natural Gas Company Retirement Savings Plan (the "Plan") as listed in the index on page 1. These financial statements are the responsibility of the management of El Paso Natural Gas Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the year ended December 31, 1993 and the six months ended December 31, 1992, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic Plan financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is also presented for the purpose of additional analysis and is not a required part of the basic financial statements. The aforementioned supplemental schedules and Fund Information have not been subjected to a separate audit and we express no separate opinion on such information.
However, the aforementioned supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND


El Paso, Texas
June 20, 1994

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                               DECEMBER 31, 1993

                                     ASSETS



                                                                 Fund Information
                                                                 ----------------
                                        Company          BR          S&P 500     International       OTC          Asset
                        Income           Stock          Stock         Index         Equity          Equity      Allocation
                         Fund            Fund           Fund           Fund          Fund            Fund         Fund
                       ---------       ---------      ---------     ----------   -------------    ----------    ----------
Investments, at
   fair value:
   Company common
      stock                            $19,067,616
   BR common stock                                    $3,514,074
   Equity interest                                                  $14,337,348  $3,317,467       $5,757,561    $8,852,739
   Loan Fund
   Short-term cash
       investments    $  1,190,328         244,615
Deposits with
   insurance
   companies at
   contract value      164,850,410
                      ------------     -----------    ----------    -----------  ----------       ----------    ----------
  Total investments    166,040,738      19,312,231     3,514,074     14,337,348   3,317,467        5,757,561     8,852,739
                      ------------     -----------    ----------    -----------  ----------       ----------    ----------
Dividends and
   interest
   receivable              951,511         142,345        12,080            120          49               88           281
Employer contributions
   receivable                1,935             437                          249          51              142           203
Participant contributions
   receivable                2,183             493                          281          58              161           229
                      ------------     -----------    ----------    -----------  ----------       ----------    ----------
  Total receivables        955,629         143,275        12,080            650         158              391           713
                      ------------     -----------    ----------    -----------  ----------       ----------    ----------
Total assets           166,996,367      19,455,506     3,526,154     14,337,998   3,317,625        5,757,952     8,853,452
                      ------------     -----------    ----------    -----------  ----------       ----------    ----------
Net assets available
   for Plan benefits  $166,996,367     $19,455,506    $3,526,154    $14,337,998  $3,317,625       $5,757,952    $8,853,452
                      ============     ===========    ==========    ===========  ==========       ==========    ==========


                                      Fund Information
                               -------------------------------
                                  Loan
                                  Fund               Total
                               -----------       -------------
Investments, at
   fair value:
   Company common
      stock                                      $  19,067,616
   BR common stock                                   3,514,074
   Equity interest                                  32,265,115
   Loan Fund                   $11,904,356          11,904,356
   Short-term cash
       investments                                   1,434,943
Deposits with
   insurance
   companies at
   contract value                                  164,850,410
                               -----------        ------------
  Total investments             11,904,356         233,036,514
                               -----------        ------------
Dividends and
   interest
   receivable                                        1,106,474
Employer contributions
   receivable                                            3,017
Participant contributions
   receivable                                            3,405
                               -----------        ------------
  Total receivables                 --               1,112,896
                               -----------        ------------
Total assets                    11,904,356         234,149,410
                               -----------        ------------
Net assets available
   for Plan benefits           $11,904,356        $234,149,410
                               ===========        ============



  The accompanying notes are an integral part of these financial statements.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                               December 31, 1992

                                     ASSETS


                                                                         Fund Information
                                                                         ----------------
                                                   Company            BR           S&P 500     International        OTC
                                 Income             Stock           Stock           Index         Equity           Equity
                                  Fund               Fund            Fund           Fund           Fund             Fund
                               -----------        ----------      ---------      -----------   -------------     -----------
Investments, at
   fair value:
   Company common
      stock                                       $13,380,871
   BR common stock                                                $8,434,080
   Equity interest                                                               $10,953,396      $1,158,926     $3,025,439
   Loan Fund
   Short-term cash
       investments             $   2,713,761           74,521
Deposits with
   insurance
   companies at
   contract value                160,599,007
                                ------------      -----------     ----------     -----------      ----------     ----------
  Total investments              163,312,768       13,455,392      8,434,080      10,953,396       1,158,926      3,025,439
                                ------------      -----------     ----------     -----------      ----------     ----------
Dividends and
   interest
   receivable                      1,015,975          102,038         27,769              52              10             28
Employer contributions
   receivable                        554,475           77,848                         47,677           9,322         20,067
Participant contributions
   receivable                        591,327           84,953                         46,701           8,692         18,550
                                ------------      -----------     ----------     -----------      ----------     ----------
  Total receivables                2,161,777          264,839         27,769          94,430          18,024         38,645
                                ------------      -----------     ----------     -----------      ----------     ----------
Total assets                     165,474,545       13,720,231      8,461,849      11,047,826       1,176,950      3,064,084
                                ------------      -----------     ----------     -----------      ----------     ----------
Net assets available
   for Plan benefits            $165,474,545      $13,720,231     $8,461,849     $11,047,826      $1,176,950     $3,064,084
                                ============      ===========     ==========     ===========      ==========     ==========

                                            Fund Information
                                            ----------------
                                    Real
                                   Estate         Loan
                                    Fund          Fund            Total
                                  --------     -----------    -------------
Investments, at
   fair value:
   Company common
      stock                                                   $  13,380,871
   BR common stock                                                8,434,080
   Equity interest                $211,387                       15,349,148
   Loan Fund                                   $11,000,126       11,000,126
   Short-term cash
       investments                                                2,788,282
Deposits with
   insurance
   companies at
   contract value                                               160,599,007
                                  --------     -----------     ------------
  Total investments                211,387      11,000,126      211,551,514
                                  --------     -----------     ------------
Dividends and
   interest
   receivable                            4                        1,145,876
Employer contributions
   receivable                        2,206                          711,595
Participant contributions
   receivable                        2,522                          752,745
                                  --------     -----------     ------------
  Total receivables                  4,732        -               2,610,216
                                  --------     -----------     ------------
Total assets                       216,119      11,000,126      214,161,730
                                  --------     -----------     ------------
Net assets available
   for Plan benefits              $216,119     $11,000,126     $214,161,730
                                  ========     ===========     ============





  The accompanying notes are an integral part of these financial statements.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                    Fund Information
                                                                    ----------------
                                                   Company             BR             S&P 500      International        OTC
                                Income              Stock             Stock            Index           Equity          Equity
                                 Fund               Fund              Fund             Fund             Fund            Fund
                           ----------------     -------------      -----------     ------------     -----------     -----------
Dividends                                       $     546,260      $    65,135
Interest                   $     11,391,093             8,528               16     $      1,826     $    28,059     $   640,987
Net appreciation
   (depreciation) in
   the fair value of
   investments                       --             2,328,575          953,842        1,215,936         662,699        (237,510)
                           ----------------     -------------      -----------     ------------     -----------     -----------
        Net investment
          income                 11,391,093         2,883,363        1,018,993        1,217,762         690,758         403,477
Contributions:
    Employer                      6,057,303         1,136,097           --              664,135         116,524         337,232
    Participants                  6,447,784         1,237,649           --              707,546         123,490         360,960
Net loan activity                   313,590          (708,167)          --               80,604          20,320          61,902
Interfund transfers              (9,153,055)        2,511,662       (5,334,096)         916,233       1,267,874       1,815,299
Benefits paid to
   participants                 (13,534,893)       (1,325,329)        (620,592)        (296,108)        (78,291)       (285,002)
                           ----------------     -------------      -----------     ------------     -----------     -----------
          Net increase -
            (decrease)            1,521,822         5,735,275       (4,935,695)       3,290,172       2,140,675       2,693,868

Net assets available
    for Plan benefits:
    Beginning of period         165,474,545        13,720,231        8,461,849       11,047,826       1,176,950       3,064,084
                           ----------------     -------------      -----------     ------------     -----------     -----------
   End of period           $    166,996,367     $  19,455,506      $ 3,526,154     $ 14,337,998     $ 3,317,625     $ 5,757,952
                           ================     =============      ===========     ============     ===========     ===========

                                                   Fund Information
                                                   ----------------
                               Asset               Real
                             Allocation           Estate            Loan
                                Fund               Fund             Fund               Total
                             ------------       ---------      -------------      -------------
Dividends                                                                         $     611,395
Interest                     $   244,669        $  (2,117)     $     945,817         13,258,878
Net appreciation
   (depreciation) in
   the fair value of
   investments                     64,921           2,371              --             4,990,834
                             ------------       ---------      -------------      -------------
        Net investment
          income                  309,590             254            945,817         18,861,107
Contributions:
    Employer                      149,678          16,289              --             8,477,258
    Participants                  151,633          17,033              --             9,046,095
Net loan activity                  19,797           9,552            202,402             --
Interfund transfers             8,223,344        (247,261)             --                --
Benefits paid to
   participants                      (590)        (11,986)          (243,989)       (16,396,780)
                             ------------       ---------      -------------      -------------
          Net increase -
            (decrease)          8,853,452        (216,119)           904,230         19,987,680

Net assets available
    for Plan benefits:
    Beginning of period             --            216,119         11,000,126        214,161,730
                             ------------       ---------      -------------      -------------
   End of period             $  8,853,452       $   --         $  11,904,356      $ 234,149,410
                             ============       =========      =============      =============


  The accompanying notes are an integral part of these financial statements.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1992


                                                                      Fund Information
                                                                      ----------------
                                        Company          BR          S&P 500     International       OTC         Real
                          Income         Stock         Stock          Index         Equity          Equity      Estate
                           Fund           Fund          Fund          Fund           Fund            Fund        Fund
                          ------        -------        -----         -------     -------------      ------      ------
Dividends                             $   195,887   $    60,007                  $   25,300      $  273,947
Interest               $  6,143,908        23,483                  $    17,584        1,520           2,739    $     --
Net appreciation
  (depreciation) in
  the fair value of
  investments                    --     2,921,427     1,151,286        442,176     (106,837)        181,634     (11,588)
                       ------------   -----------   -----------    -----------   ----------      ----------    --------
     Net investment
       income             6,143,908     3,140,797     1,211,293        459,760      (80,017)        458,320     (11,588)
Contributions:
  Employer                3,715,068       530,329            --        316,205       62,772         146,857      14,984
  Participants            4,169,302       597,145            --        350,702       69,193         161,958      16,988
Transfer from BR Plan   154,368,303     5,358,573    15,056,475      9,613,336      941,649       2,301,710     215,607
Net loan activity           (81,137)     (270,941)           --         23,956       (1,128)          1,375      (4,094)
Interfund transfers       1,446,889     4,728,930    (7,271,728)       697,578      186,811         226,692     (15,172)
Benefits paid to
  participants           (4,287,788)     (364,602)     (534,191)      (413,711)      (2,330)       (232,828)       (606)
                       ------------   -----------   -----------    -----------   ----------      ----------    --------
     Net increase       165,474,545    13,720,231     8,461,849     11,047,826    1,176,950       3,064,084     216,119

Net assets available
  for Plan benefits:
  Beginning of period            --            --            --             --           --              --          --
                       ------------   -----------   -----------    -----------   ----------      ----------    --------
  End of period        $165,474,545   $13,720,231   $ 8,461,849    $11,047,826   $1,176,950      $3,064,084    $216,119
                       ============   ===========   ===========    ===========   ==========      ==========    ========

                                    Loan
                                    Fund              Total
                                    ----              -----
Dividends                                         $    555,141
Interest                         $   393,191         6,582,425
Net appreciation
  (depreciation) in
  the fair value of
  investments                             --         4,578,098
                                 -----------      ------------
     Net investment
       income                        393,191        11,715,664
Contributions:
  Employer                                --         4,786,215
  Participants                            --         5,365,288
Transfer from BR Plan             10,274,966       198,130,619
Net loan activity                    331,969                --
Interfund transfers                       --                --
Benefits paid to
  participants                            --        (5,836,056)
                                 -----------      ------------
     Net increase                 11,000,126       214,161,730

Net assets available
  for Plan benefits:
  Beginning of period                     --                --
                                 -----------      ------------
  End of period                  $11,000,126      $214,161,730
                                 ===========      ============




  The accompanying notes are an integral part of these financial statements.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF PLAN

         The El Paso Natural Gas Company Retirement Savings Plan (the "Plan") was established effective January 1, 1992 and implemented July 1, 1992 in connection with the separation of El Paso Natural Gas Company (the "Company") from the Company's former parent, Burlington Resources Inc. ("BR"). On July 1, 1992, all investments in the BR Retirement Savings Plan ("BR Plan") related to the Company's participant accounts were transferred to the Plan. The Plan is a successor to the defined contribution plan originally established by the Company on January 1, 1961.

         The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan covering all employees of the Company and controlled group affiliates, except members of any unit covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions

         Participants may make basic contributions to the Plan on a before-tax or after-tax basis. Federal income taxes on before-tax contributions, company matching contributions and the earnings from the investments in the Plan are deferred until amounts are withdrawn from the Plan.

         A participant may elect to make regular monthly basic contributions from two percent to eight percent (in whole percentage amounts) of his or her total eligible compensation. The Company will make matching contributions equal to a participant's basic contributions of up to six percent of eligible compensation where the participant has fewer than ten years of employment with the Company, or up to eight percent of eligible compensation where the participant has ten or more years of employment. In addition, if a participant has elected the maximum basic contribution eligible for a matching company contribution, he or she may make after-tax supplemental contributions to the Plan from one percent to five percent (in whole percentage amounts) of his or her eligible total compensation. A participant may also elect to have all or a portion of the allocation available to him or her under the Company FlexPlan transferred to this Plan as flex contributions and may make an approved rollover contribution of a distribution received from another qualified employee benefit plan. There are certain legal limitations applicable to contributions to the Plan.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


1.       DESCRIPTION OF PLAN  (Continued)

         Participant Accounts

         Each participant's account is credited with the participant's contributions, the Company's matching contribution and the participant's share of net earnings or losses of his or her respective investment funds elected under the Plan. Net investment gains and losses in a particular investment fund are allocated in proportion to the respective participants' account balances in that fund. The benefit to which a participant is entitled is solely that which can be provided from the participant's account.

         Vesting

         A participant's interest in his or her account under the Plan is fully vested at all times.

         Payment of Benefits

         Upon separation from service with the Company, a participant whose account balance has exceeded $3,500 may elect to receive either a lump-sum amount equal to the value of his or her account or to defer the distribution. A deferred distribution may take the form of either a lump-sum distribution payable within, or installments payable over, a period which ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2. A participant whose account balance has never been more than $3,500 will receive an immediate lump-sum distribution of the amount equal to his or her account balance. Certain in-service withdrawals may be available, as provided by the Plan.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Investments

         Pooled temporary investments and loans are carried at cost which approximates fair value. Deposits with banks or insurance companies are carried at contract value. All other investments are carried at fair value as determined by quoted market prices.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

         Investments (Continued)

         The following table presents the fair values of investments. Investments that represent five percent or more of the Plan's net assets are separately identified:

                                                               December 31, 1993          December 31, 1992
                                                               -----------------          -----------------
           Investments at fair value:
              Equity interest:
                 Company Stock Fund                          $       19,067,616         $       13,380,871
                 S&P 500 Index Fund                                  14,337,348                 10,953,396
                 Other                                               21,441,841                 12,829,832
              Loan Fund:
                 Participant Loans                                   11,904,356                 11,000,126
              Other                                                   1,434,943                  2,788,282
                                                             ------------------         ------------------

                                                                     68,186,104                 50,952,507
                                                             ------------------         ------------------

           Investments at contract value:
              Deposits with Insurance Companies
                 Bankers Trust Company BASIC
                    #92407, 5.61%, matures 9/30/00                   17,155,595                 14,091,990
                 Metropolitan Life Insurance Company
                    #13264, 5.95%, matures 12/30/96                  11,903,654                 11,213,034
                 Prudential Insurance Company
                    #GA6697, 8.15%, matures 11/20/00                 13,315,089                 14,582,699
                 Other                                              122,476,072                120,711,284
                                                             ------------------         ------------------

                                                                    164,850,410                160,599,007
                                                             ------------------         ------------------

                                                             $      233,036,514         $      211,551,514
                                                             ==================         ==================


         The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits with Fund Information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

         Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

         Investment Income

         Dividend and interest income from investments is recorded as earned on an accrual basis and allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

         Investment Income  (Continued)

         Dividend income is reported in accordance with the Internal Revenue Service ("IRS") Form 5500 instructions. This income represents dividend income for those funds holding equity securities, (i.e., the Company Stock Fund and the BR Stock Fund).

         Interest income represents income received from deposits with insurance companies, short-term investments and dividends received from funds invested in commingled equity funds.

         Expenses

         All administrative expenses and professional fees incurred by the Plan are borne by the Company, other than nominal charges for maintaining deferred accounts. Any expenses directly relating to the purchase, sale or transfer of the Plan's investments are charged to the particular investment fund to which the expense relates.


3.       INVESTMENT OF FUNDS

         A participant can direct the investment of his or her account balance and contributions to any one or more of the following investment funds except as specifically noted:

         Company Stock Fund- invested entirely in common stock of the Company. As with investments in any single stock, this fund may be more volatile (that is, more subject to larger up and down swings in value) than a fund that is diversified among the stocks of many companies. Participants who invest in the Company Stock Fund may instruct the trustee regarding the voting of the Company's common stock allocated to the participant's accounts.

         BR Stock Fund- invested entirely in the common stock of BR which was transferred to the Plan from the BR Plan. This fund is a temporary fund into which no new investment can be made and which will terminate June 30, 1994. At the termination of the fund, the trustee will liquidate any remaining BR common stock and will reinvest the proceeds in the Company Stock Fund, unless another investment election is made by the participant.

         Income Fund - invested primarily in a diversified portfolio of investment contracts offered by major insurance companies. The contracts may also be placed with banks. Each contract provides for a specified rate of interest for the term of the contract. The contracts provide that there will not be a reduction in principal due to a change in interest rates. However, like all of the Plan's investment funds, there is an element of risk to the participants. Many of the contracts are backed solely by the general credit or claims paying ability of the company issuing the contract. Other contracts provide additional protection because they are invested in securities backed by the United States government. This fund is managed by PRIMCO Capital Management, Inc.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


3.       INVESTMENT OF FUNDS  (Continued)

         S&P 500 Index Fund - one measure of the stock market's performance is the "Standard and Poor's 500 Index," an index that measures the performance of the stocks of 500 large companies. The fund invests primarily in those 500 stocks; consequently its performance should track closely with that index. This fund is managed by Bankers Trust Company.

         International Equity Fund - invested primarily in the stocks of major companies outside the United States. The purpose of this fund is to invest in companies in locations and businesses around the world where economic conditions are favorable for growth. Because of global monetary exchange, economic and political conditions, the risks and returns for this fund can vary significantly from investments in domestic stocks. This fund invests in the publicly traded mutual fund known as the Vanguard World Fund-International Growth Portfolio, managed by Schroder Capital Management International, Inc. for the Vanguard Group Inc.

         Over-The-Counter ("OTC") Equity Fund- invested primarily in companies whose stock is not traded on one of the major stock exchanges (such as the New York or American Stock Exchange). Many of these, therefore, are smaller and newer companies. The long-range goal of the fund is to achieve substantial growth in the money invested. No emphasis is placed on investing for dividend or interest income. Smaller company stocks may be subject to more erratic swings than stocks of larger companies. The managers of this fund may invest up to 100 percent of the fund's assets in interest-earning securities, such as United States Government bonds, on a temporary basis, when they believe market conditions warrant this type of conservatism. This fund invests in the publicly traded mutual fund known as the Fidelity OTC Portfolio, managed by Fidelity Management & Research Company.

         Asset Allocation Fund- invested primarily in a portfolio that includes stocks, bonds and short-term instruments in a mixture reflecting the fund manager's determination of an appropriate allocation of fund assets among these securities based on current market conditions and the objective of seeking high total return with reduced risk over the long term. This fund was made available for investment as of October 1, 1993. This fund invests in the publicly traded mutual fund known as the Fidelity Asset Manager, managed by Fidelity Management & Research Company.

         Real Estate Fund- this fund, which was invested in the PREFER Fund (Prime Real Estate of Employee Retirement) managed by Equitable Real Estate Investment Management, Inc., remained in existence until the close of business on September 30, 1993. All remaining accounts in such fund at that date were transferred to other investment funds in accordance with elections made by participants or default rules that apply in the absence of participant elections.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


3.       INVESTMENT OF FUNDS  (Continued)

         The following number of participants were invested in the various funds at December 31, 1993 and 1992:

                                                                                  Number of
                       Fund                                                     Participants
                       ----                                                     ------------

                                                                         1993                   1992
                                                                         ----                   ----
                Company Stock Fund                                       1,227                  1,122
                BR Stock Fund`                                             123                    274
                Income Fund                                              2,552                  2,710
                S&P 500 Index Fund                                         747                    596
                International Equity Fund                                  241                    136
                OTC Equity Fund                                            458                    270
                Asset Allocation Fund                                      428                      -
                Real Estate Fund                                             -                     60


         Loan Fund - To obtain a loan, the participant must have a total account balance (excluding participant's IRA account) of at least $2,000. Loan amounts may be from $1,000 to $50,000 but which may not be more that 50 percent of the total balance in the participant's account, excluding any Individual Retirement Account ("IRA") balance. The 50 percent limit is reduced by the participant's highest outstanding loan balance during the prior one-year period. Each loan is made from, and repaid to, the borrowing participant's account so as not to affect the accounts of other participants. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on a loan is one percent above the prime rate, which is determined on the first business day of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from one to five years. Loans outstanding are included in the Loan Fund in the accompanying Statement of Net Assets Available for Plan Benefits with Fund Information.


4.       MUTUAL BENEFIT LIFE INSURANCE COMPANY

         The Income Fund had investments in Mutual Benefit Life Insurance Company ("Mutual Benefit") of $6,694,959 and $6,591,098 at December 31, 1993 and 1992, respectively. Mutual Benefit has been in rehabilitation, under the control of the Commissioner of Insurance of the State of New Jersey, since July 16, 1991.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


4.       MUTUAL BENEFIT LIFE INSURANCE COMPANY  (Continued)

         On November 10, 1993, the Superior Court of New Jersey confirmed a plan of rehabilitation (the "Rehabilitation Plan") for Mutual Benefit. Under the Rehabilitation Plan, Mutual Benefit offered its contract holders the option either to accept restructured insurance contracts (opt-in), or to surrender their contracts for cash and receive an opt-out value of 55 percent of their account values on July 16, 1991. On March 28, 1994, an election to opt-in was made on behalf of the Plan by PRIMCO Capital Management, Inc., investment manager for the Income Fund.

         Amounts invested in Mutual Benefit that become due are not available to investors because of the rehabilitation. As a result, Mutual Benefit advised the Plan that the due dates on matured contracts have been extended. The Plan has decided, based on guidance from the rehabilitator, to use an interest rate of three percent for 1993 and 1992 for the extended contracts. Once the Rehabilitation Plan becomes final, interest rates will be adjusted from January 1, 1992, as necessary. Management does not believe that there will be a material loss resulting from the Rehabilitation Plan.


5.       CONCENTRATION OF CREDIT RISK

         The Plan invests in various investment funds, as described in Note 3, based upon participant instructions. The Income Fund held approximately 71 percent and 76 percent of the invested assets of the Plan at December 31, 1993 and December 31, 1992, respectively. Management believes that the funds' investments are well diversified and that no investment in any one company subjects the Plan to any material concentration of credit risk.


6.       TAX STATUS

         The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code") and, accordingly, the trust established under the Plan to hold the Plan's assets is intended to be exempt from Federal income taxes pursuant to
         Section 501(a) of the Code. Management has submitted to the IRS a request for ruling on the tax-qualified status of the Plan and trust, and expects a favorable determination letter.


7.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing at the date of termination as adjusted for investment gains and losses.

                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


8.       RECONCILIATION WITH FORM 5500

         Net assets shown in Items 31 and 32 of Form 5500 reflect a liability in a total amount of $1,663,545 and $2,349,119 in benefit claims that have been processed and approved but not paid by the Plan as of December 31, 1993 and December 31, 1992, respectively. These amounts are not considered Plan liabilities under generally accepted accounting principles and, therefore, are not presented as liabilities or benefits paid in the accompanying statements of Net Assets Available for Plan Benefits with Fund Information and Changes in Net Assets Available for Plan Benefits with Fund Information.

                             SUPPLEMENTAL SCHEDULES

                                                                      SCHEDULE I
                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993

                                               Number of
                                                Shares
                                              (Units) or
                                               Principal
                                               Amount of
                                               Bonds and                                   Market
                                                 Notes             Cost                    Value
                                               ---------        ------------            ------------
COMMON STOCK FUNDS
 Company Stock Fund                               529,656       $ 14,062,922            $ 19,067,616
 BR Stock Fund                                     82,928          3,130,312               3,514,074
 Directed account cash fund                       244,615            244,615                 244,615
                                                                ------------            ------------
               Total investments -
                    Common Stock Funds                            17,437,849              22,826,305
                                                                ------------            ------------

INCOME FUND
Deposits with Insurance Companies

 John Hancock Mutual Life Insurance Company
   #6433, 6.60%, matures 11/6/2007              2,665,467          2,665,467               2,665,467
 Confederation Life Insurance Co.
   #62667, 8.55%, matures 6/1/94                1,853,762          1,853,762               1,853,762
   #62668, 9.54%, matures 1/9/95                1,545,077          1,545,077               1,545,077
   #62670, 8.80%, matures 1/16/95                 765,529            765,529                 765,529
   #62671, 8.66%, matures 7/8/96                  735,662            735,662                 735,662
   #62672, 8.88%, matures 7/8/98                  736,257            736,257                 736,257
   #62673, 9.32%, matures 10/2/95               2,165,315          2,165,315               2,165,315
 Ohio National Life Insurance Co.
   #5472, 8.75%, matures 10/26/94               3,586,853          3,586,853               3,586,853
   #5473, 8.75%, matures 12/11/94               2,838,564          2,838,564               2,838,564
 Canada Life Assurance Company
   #45637, 8.98%, matures 12/15/94              1,772,219          1,772,219               1,772,219
   #45638, 8.60%, matures 3/26/94               3,764,117          3,764,117               3,764,117
   #45639, 9.32%, matures 10/2/95               2,164,786          2,164,786               2,164,786
 Commonwealth Life Insurance Co.
   #ADA00303ST, 4.52%, matures 3/31/94            700,064            700,064                 700,064
   #ADA00444FR, 8.31%, matures 9/1/94           4,276,618          4,276,618               4,276,618
   #ADA08804LT, 7.18%, matures 6/29/94            644,345            644,345                 644,345
 Mutual Benefit Life Insurance Co.
   #50204003, 3.00%, matures 12/29/03           2,228,908          2,228,908               2,228,908
   #50204002, 3.00%, matures 12/29/03           2,687,100          2,687,100               2,687,100
   #50204001, 3.00%, matures 12/29/03           1,778,951          1,778,951               1,778,951
 Mass Mutual Life Insurance Company
   #10514, 6.61%, matures 7/5/02                9,192,357          9,192,357               9,192,357
   #10733, 5.95%, matures 7/5/00                5,000,792          5,000,792               5,000,792
 Bankers Trust Company BASIC
   #92407, 5.61%, matures 9/30/00              17,155,595         17,155,595              17,155,595
 Hartford Life Insurance Company
   #9498, 5.46%, matures 12/19/94               4,966,061          4,966,061               4,966,061

                                                                      SCHEDULE I
                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES  (CONTINUED)

                               DECEMBER 31, 1993

                                              Number of
                                               Shares
                                             (Units) or
                                              Principal
                                              Amount of
                                              Bonds and                          Market
                                                Notes            Cost             Value
                                              ---------       -----------      ------------
INCOME FUND  (Continued)

Deposits with Insurance Companies  (Continued)

 Metropolitan Life Insurance Company
   #13264, 5.95%, matures 12/30/96            11,903,654       11,903,654       11,903,654
 Prudential Insurance Company
   #GA7481, 5.94%, matures 9/30/98             4,734,976        4,734,976        4,734,976
   #GA6697, 8.15%, matures 11/20/00           13,315,089       13,315,089       13,315,089
   #GA7325-211, 7.57%, matures 5/1/97          4,795,655        4,795,655        4,795,655
   #GA7325-212, 5.38%, matures 9/28/95         3,144,651        3,144,651        3,144,651
 Aetna Life Insurance Company
   #14233-1990-001, 9.77%, matures 12/29/97    4,670,838        4,670,838        4,670,838
   #14233-1991-001, 9.71%, matures 9/15/97     4,576,103        4,576,103        4,576,103
   #14233-1991-002, 8.44%, matures 3/31/97     4,285,716        4,285,716        4,285,716
 Continental Assurance
   #12800-036, 6.52%, matures 11/21/95         1,617,516        1,617,516        1,617,516
   #12800-016, 7.75%, matures 5/24/94          2,574,694        2,574,694        2,574,694
   #12800-026, 6.52%, matures 11/21/95           404,379          404,379          404,379
   #12800-006, 8.57%, matures 4/1/97           4,454,121        4,454,121        4,454,121
 State Mutual Life
   #1955A01, 9.45%, matures 5/5/94             1,269,646        1,269,646        1,269,646
   #1955A02, 8.44%, matures 6/3/96             2,982,334        2,982,334        2,982,334
 Provident National Assurance
   #027-05307, 8.46%, matures 7/15/96          5,260,672        5,260,672        5,260,672
   #028-05452, 5.08%, matures 7/31/97          6,948,001        6,948,001        6,948,001
 United of Omaha Life
   #10383, 8.40%, matures 3/4/96               1,140,395        1,140,395        1,140,395
 New York Life Insurance Co.
   #06749-001, 5.70%, matures 3/16/98          3,644,296        3,644,296        3,644,296
   #06749-002, 5.62%, matures 5/14/98          3,091,460        3,091,460        3,091,460
   #06749-003, 5.75%, matures 6/30/98          4,102,864        4,102,864        4,102,864
 Allstate Life Insurance Co.
   #5529, 5.59%, matures 12/2/98               2,708,951        2,708,951        2,708,951
                                                              -----------      -----------
   Total Deposits with Insurance Companies                    164,850,410      164,850,410
                                                              -----------      -----------
Temporary Investments

 Directed account cash fund                    1,190,328        1,190,328        1,190,328
                                                              -----------      -----------
   Total investments - Income Fund                            166,040,738      166,040,738
                                                              -----------      -----------

                                                                      SCHEDULE I
                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES  (Continued)

                               December 31, 1993

                                      Number of
                                       Shares
                                     (Units) or
                                      Principal
                                      Amount of
                                      Bonds and                      Market
                                        Notes          Cost          Value
                                      ---------        ----          -----
LOAN FUND

 Participant Loans, 7% to 12.5%       11,904,356      11,904,356     11,904,356
                                                    ------------   ------------
OTHER EQUITY SECURITIES

 S&P 500 Index Fund                       14,502       9,070,564     14,337,348
 International Equity Fund               245,556       2,768,981      3,317,467
 OTC Equity Fund                         238,507       5,658,561      5,757,561
 Asset Allocation Fund                   574,853       8,787,818      8,852,739
                                                    ------------   ------------
   Total equity securities                            26,285,924     32,265,115
                                                    ------------   ------------
               Total investments                    $221,668,867   $233,036,514
                                                    ============   ============

                                                                     Schedule II
                          EL PASO NATURAL GAS COMPANY
                            RETIREMENT SAVINGS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1993


                                      Number of
                                     Transactions                                         Cost of
                                     ------------           Purchase       Selling      Securities        Net
                                Purchases      Sales          Price         Price          Sold        Gain/Loss
                                ---------      -----        --------       -------      ----------     ---------
Description of Securities

Bankers Trust Company Pyramid
   Directed Account Cash Fund         393       275       $80,337,727     $81,691,067    $81,691,067        --

Exhibit
Number                      Index to Exhibits
- - -------                     -----------------
 23.1                       Consent of Coopers & Lybrand